December 29, 2004

      Mail Stop 0409

Mr. Edmund A. Sundberg
ConsultAmerica, Inc.
13070 Addison Road
Roswell, GA 30075

Re:	ConsultAmerica, Inc.
      Amendment No. 1 to Form SB-2
      File No. 333-120253

Dear Mr. Sundberg:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 4

2.  CONSULTAMERICA has limited financial resources and our
auditors`
report on our financial statements indicates that there is significant uncertainty about our ability to continue as a going concern. . . ., page 5
1. We note your response to our Comment 8. You state that your counsel has agreed to defer his fee related to this filing and you cite to Exhibit 10.2 in support of this assertion. However, Exhibit
10.2 states that you agree to pay all professional expenses related to this offering and that Edward A. Sundberg will pay these expenses, within three months after the date of the prospectus, if you do not have sufficient funds to pay them. Although your counsel has signed the agreement marked as Exhibit 10.2, that agreement appears to makes no mention that your counsel has agreed to defer his fee. Please advise or revise.

Market for Securities, page 15
2. We note your response to our Comment 14. You note that the "common stock that could be sold pursuant to Rule 144 (once we are eligible therefore) is up to 1% of 10,000,000." Please note that Rule 144 is not available to issuers. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section C, paragraph 1. Please revise the disclosure accordingly.

Liquidity, page 18
3. You state that your cash requirements in the next 12 months include professional fees of $25,000, consisting of legal and accounting fees principally to comply with Exchange Act reporting requirements. Disclosure on page 17, however, states that professional fees and other expenses associated with being a public company will range up to $75,000 per year. Please revise to reconcile these two statements or advise.
4. Refer to the first paragraph on page 19.  Please revise to clarify
your basis for believing that revenues generated over the next 12 months will approximate those received over the past 12 months. Indicate whether you have additional contracts in the pipeline that you expect will generate revenues of $100,000 or more in the next
12
months. Alternatively, please revise your disclosure to state that cash generated in the next 12 months will not be sufficient to cover your operating expenses and expenses of the offering.
5. In the last paragraph of this section, you state that the relationship you established in providing a $25,000 loan to a third party "has the potential to generate revenue in the future by establishing and maintaining ongoing relationships with our creditors." Please explain how providing a loan can establish and maintain your relationship with your creditors as opposed to your debtors. Also, please discuss how establishing and maintaining relationships with your creditors could generate revenue. Please revise the disclosure to identify the third-party borrower.

Business, page 20
6. Please describe in more detail the specific services you provided to Titan Financial and Sundberg Communications.


Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1
7. Please include the auditor`s signature.



Note 4 - Concentration of Risk, page F-10

8. We note your response to comment 28. Please also disclose the total amount loaned to the company by your officer for each of the periods for which income statements are presented. Reference is made to SFAS 57, paragraph 2.c.

9. We note your response to comment 29 in which you state that "ConsultAmerica is obligated to repay the exact amount received."
If
this is the case, please explain why the line item "due to officer" on the balance sheet differs from the line item "loans from officer" on the statement of cash flows.

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Matt Maulbeck, Accountant, at (202) 942-1905 or
Donna DiSilvio, Accounting Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 942-2811 or the undersigned at (202) 942-1960 with any other questions.


Sincerely,



Karen J. Garnett
Assistant Director


cc:	Gary B. Wolff (via facsimile)
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ConsultAmerica, Inc.
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